Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Scotiabank Announces Initial Dividend on Preferred Share

     TORONTO, June 24 /CNW/ - Scotiabank today declared the initial dividend of $0.1678 per share on Non-Cumulative Preferred Shares Series 20, payable on
July 29, 2008, to shareholders of record at the close of business on July 4,
2008.

     <<
     Non-Cumulative Preferred Share:

     -   Series 20, Dividend No. 1 of $0.1678 per share.
     >>

     Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

     %SEDAR: 00001289EF          %CIK: 0000009631

     /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Livy Feldgajer, Scotiabank Public Affairs, (416)
866-6203/
     (BNS. BNS)

CO:  Scotiabank; SCOTIABANK - FINANCIAL RELEASES

CNW 10:14e 24-JUN-08